Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Uranium Royalty Corp. (“URC” or the “Company”)

Suite 1830 – 1188 West Georgia Street

Vancouver, BC V6E 4A2

Item 2	Date of Material Change

October 17, 2024.

Item 3	News Release

On October 17, 2024, a news release in respect of the material change was disseminated through Canada Newswire and a copy thereof has been filed on SEDAR+.

Item 4	Summary of Material Change

On October 17, 2024, Donna Wichers was elected to the Company’s board of directors (the “Board”) at the annual general and special meeting of shareholders of the Company (“Shareholders”) held on October 17, 2024 (the “Annual Meeting”).

Item 5	Full Description of Material Change

On October 17, 2024, each of Amir Adnani, Scott Melbye, Vina Patel, Neil Gregson and Donna Wichers were elected to the Board at the Annual Meeting. Following her election to the Board, Ms. Wichers has been appointed as a member of the Audit Committee of the Board and as a member of the Nominating and Corporate Governance Committee of the Board. The Annual Meeting is the first meeting of Shareholders at which Ms. Wichers has stood for election. In connection with Ms. Wichers’ appointment to the Audit Committee of the Board, Mr. Adnani has stepped down from his temporary appointment to such committee.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Josephine Man

Chief Financial Officer and Corporate Secretary

Phone: 604-396-8222

Item 9	Date of Report

October 21, 2024.